Suying Li
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

RE:          US Natural Gas Corp. (“USNG”)
Item Form 10-K/A
Filed May 19, 2010
File No. 333-154799

Dear Ms. Li:

We have received the United States Securities and Exchange Commission’s (the “Commission”) comments regarding USNG’s Form 10-K/A filing for the year ended December 31, 2009.  This Form 10-K/A  was filed with the Commission on May 19, 2010.  We have provided our responses following your comments as contained in your correspondence dated July 12, 2010 and  our correspondence dated July 26, 2010 provided by USNG.

1.
We note that you amended your Form 10-K (Form 10-K/A) for the fiscal year ended December 31, 2009 to include an audit report issued by Michael T. Studer, CPA P.C. (“Studer”) dated February 11, 2010 on your financial statements for the year ended December 31, 2008.  We also note that LGG & Associates, PC (“LGG”) makes a reference, in its audit report dated April 15, 2010, to other auditors’ report dated March 26, 2009 on your financial statements for the year ended December 31, 2008.

a.	Please ask your current auditor to revise its reference to other auditors’ work to ensure it is consistent with your (May 19, 2010) filing.

b.
We note that Studer’s report makes no reference to the error(s) corrected in the 2008 financial statements, which are disclosed in Note K to the consolidated financial statements, and that LGG’s audit planning memo indicated they were relying on the predecessor auditor and on Studer with respect to the restatement of previously issued (such as, 2008) financial statements, which appears inconsistent with its current opinion.  It should be clarified in both LGG’s report and in Studer’s report, if Studer audited the 2008 financial statements before the error corrections, as to which firm is taking responsibility for auditing the error corrections to the 2008 financial statements.

RESPONSE:

We have incorporated, for your benefit, our auditors revised “Report of Independent Registered Public Accounting Form”.  In our previous response, we stated that “we relied on USNG’s predecessor auditors (plural) primarily for substantiation of the composition of long-term assets and liabilities accumulated in prior periods, and in particular shareholders’ equity transactions, the restatement of previously issued financial statements, and subsequent events.

The audit report of LGG dated April 15, 2010 included with USNG’s original Form 10-K filed also filed on April 15, 2010 did not make reference to Studer’s report dated February 11, 2010 because USNG had not yet filed its Form 10-K/A.  USNG filed Form 10-K/A on May 19, 2010.

LGG’s reissued audit report to be filed with USNG’s amended Form 10-K/A follows:

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
US NATURAL GAS CORP (Effective March 22, 2010)
St Petersburg, Florida

In accordance with the terms and objectives of our engagement, we have audited the accompanying consolidated balance sheet of US NATURAL GAS CORP (Effective March 22, 2010) (Formally Adventure Energy, Inc.) (A Development Stage Enterprise) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009, and from inception (March 28, 2008) through December 31, 2009.  US NATURAL GAS CORP’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of US NATURAL GAS CORP (Formally Adventure Energy, Inc.) (A Development Stage Enterprise) as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows from inception (March 28, 2008) through December 31, 2008, were audited and then re-audited by two separate auditors whose reports dated March 26, 2009 and February 11, 2010, respectively, expressed unqualified opinions on those consolidated financial statements.  As disclosed in the notes to the consolidated financial statements, US NATURAL GAS CORP restated its consolidated financial statements as of and from inception (March 28, 2008) through December 31, 2008 to retrospectively apply certain corrections to various immaterial errors in those consolidated financial statements.  The first other auditor’s report dated March 26, 2009 was issued before the retrospective adjustments.  The second other auditor’s report dated February 11, 2010 was issued subsequent to the retrospective adjustments.  However, this February 11, 2010 report does not make direct reference to the error corrections which are disclosed in Note K to the consolidated financial statements.  It does make reference to Note H to the consolidated financial statements, which was the original restatement note accompanying the second audit’s report.  Nonetheless, we have assumed responsibility for these immaterial restatements described in Note K to the consolidated financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  US NATURAL GAS CORP is not required at this time to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of US NATURAL GAS CORP’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used, and significant estimates made by the management of US NATURAL GAS CORP, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph of this report present fairly, in all material respects, the consolidated financial position of US NATURAL GAS CORP at December 31, 2009, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2009, and from inception (March 28, 2008) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  In addition, we audited the adjustments to the 2008 consolidated financial statements to retrospectively apply certain immaterial corrections to various errors in those consolidated financial statements as disclosed in Note K to the consolidated financial statements.  In our opinion, such adjustments are appropriate and have been applied properly.  We were not engaged to audit, review, or apply any procedures to US NATURAL GAS CORP’s 2008 consolidated financial statements other than with respect to the restatement adjustments and, accordingly, we do not express an opinion or any other form assurance on the 2008 consolidated financial taken as a whole.

The accompanying consolidated financial statements are presented assuming that US NATURAL GAS CORP will continue as a going concern.  As discussed in the notes to the consolidated financial statements, US NATURAL GAS CORP has incurred significant operating losses for the year ended December 31, 2009, and from inception (March 22, 2008) through December 31, 2009 and, has insignificant revenues from natural gas and oil production, and has not commenced planned principal business operations.  In addition, US NATURAL GAS CORP’s current liabilities substantially exceed its current assets.  These factors raise substantial doubt about US NATURAL GAS CORP’s ability to continue as a going concern.  US NATURAL GAS CORP management’s plans regarding these matters are described in the notes to the consolidated financial statements.  In accordance with accounting principles generally accepted in the United States of America, the accompanying consolidated financial statements do not, at this time, include any adjustments that might result from the resolution of this significant uncertainty.

We do not believe that our reliance on predecessor auditors “with respect to the restatement of previously issued financial statements“ precludes us from assuming responsibility for these restatements.

The Studer audit report remains unchanged.  Accordingly, “we have assumed audit responsibility for these immaterial restatements”.

2.
We have considered LGG’s response to comments two and three in our letter dated May 5, 2010 with respect to its audit plan for the audit of your financial statements for the fiscal year ended December 31, 2009.  We also note the restatement to your financial statements for the fiscal year ended December 31, 2008 is primarily due to errors in the timing of recording your marketable equity securities transactions and in valuing your common stock issued for services.  Please ask your auditor to explain to us why the accounting for your equity transactions was not identified as a risk to the audit when material errors were in the prior year.

RESPONSE:

LGG has provided the following response:

Our planning memo devoted a substantial amount of time defining materiality.  Our consideration of materiality is a matter of professional judgment.  These judgments are influenced by our perception of the needs of the users of a client’s financial statements.  Materiality judgments are also made in light of the surrounding circumstances and necessarily involve both quantitative and qualitative considerations.

As indicated previously, judgments about materiality include both quantitative and qualitative information.  Because of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to our attention could have a material effect on the financial statements.  For example, an illegal payment of an otherwise immaterial amount could be material if there is a reasonable possibility that it could lead to a material contingent liability or a material loss of revenue.

Therefore, our judgments about whether a particular misstatement is material are influenced, in fact, by qualitative considerations as well as quantitative computations.  With all due respect, we do not consider these restatements as material - either quantitatively or qualitatively.  In addition, such immaterial errors and the restatement of these errors do not represent the identification of a material risk factor which should or would influence our audit strategy or scope.  Accordingly, these conclusions had no impact on our analysis of audit risk for this particular engagement.

Had Studer not signed the auditor’s report include in Form 10-K/A filed on May 19, 2010, we would not have proposed a restatement of USNG’s prior period (2008) financial statements.  As disclosed in Note K to the consolidated financial statements included in Form 10-K/A

These financial statements (which were previously included in the Company’s Form 10-K filed with the SEC on March 27, 2009) have been restated in order to correct errors relating to the accounting for certain marketable equity securities transactions and issuance of common stock.  As previously reported, the Company failed to account for securities transactions executed in 2008 but settled in 2009.  As previously reported, the Company incorrectly valued issuances of common stock to its two officers for expense reimbursements (76,837 shares) and for the sale of common stock (40,000 shares) at $.35 per share which should have been valued at $.25 per share.

The effect of the restatement adjustments on the balance sheet at December 31, 2008 was to reduce assets and shareholders’ equity by $640.  Within the shareholders’ equity section of the balance sheet, common stock increased $1, additional paid-in capital decreased by $11,675, and the deficit accumulated during the development stage decreased by $11,134.  These restatements and the decrease of $11,773 in operating expenses and the decrease of $639 in net gains from marketable equity securities are not material – either quantitatively or qualitatively.

RISK ASSESSMENT STANDARDS:

As you know, in October 2008, the Public Company Accounting Oversight Board (“PCAOB”) issued a suite of seven proposed auditing standards related to the an auditor’s assessment of and responses to risk in the context of an integrated audit of financial statements and internal control over financial reporting.  The proposed standards would supercede the following six interim auditing standards:

AU 311 - Planning and Supervision,
AU 312 - Audit Risk and Materiality in Conducting an Audit,
AU 313 - Substantive Tests Prior to the Balance Sheet Date,
AU 319 - Consideration of Internal Control in a Financial Statement Audit,
AU 326 - Evidential Matter, and
AU 431 - Adequacy of Disclosure in Financial Statements.

On December 17, 2009, the PCAOB reproposed the seven auditing standards (and related amendments) that would replace existing requirements for assessing and responding to risk during an audit.  Subject to approval by the SEC, the PCAOB would expect these standards to be effective for audits of fiscal years beginning on or after December 15, 2010.

The reproposed standards are as follows:

Audit Risk - Discusses the components of audit risk in an audit of financial statements, as well as the auditor’s consideration of that risk.  Among other things, the standard would more clearly relate the concept of audit risk to the auditor’s opinion on the fair presentation of financial statements.

Audit Planning and Supervision - Describes the auditor’s responsibilities for planning the audit, including assessing matters that are important to the audit and establishing an appropriate audit strategy and audit plan.  The new proposal includes matters such as defining the engagement’s partner’s responsibilities for audit planning and supervision and adjusting the level of supervision of the engagement team based on factors such as the risk of material misstatement to the financial statement under audit.

Consideration of Materiality in Planning and Performing the Audit - Indicates the auditor’s responsibilities regarding the application of materiality, as described by the courts in interpreting federal securities laws, in planning the audit, and in determining the scope of procedures.  The reproposed standard includes revisions relating to the determination of materiality for individual locations for multi-location engagements and for particular accounts or disclosures.  In addition, it contains guidance on reassessing materiality and the scope of procedures.

Identifying and Assessing Risks of Material Misstatements - Describes the auditor’s responsibilities for identifying and assessing risks of material misstatements to the financial statements.  The reproposed standard includes revised requirements for performing risk assessment procedures and analyzing identified risks, including those related to fraud.  It also uses a top-down approach to risk assessment.  The risk assessment process in the new proposed standard is a single process that applies to both the financial statement audit and the audit of internal control.

The Auditor’s Responses to the Risk of Material Misstatements - Addresses the auditor’s responsibilities for responding to the risks of material misstatements.  Auditors would be required to respond to the risks of material misstatement due to error or fraud through overall responses and those that involve the nature, timing, and extent of audit procedures.

Evaluating Audit Responses - Indicates the auditor’s responsibilities with respect to evaluating the results of the audit, as well as determining whether sufficient appropriate audit evidence has been obtained to support the auditor’s opinion.  Among other things, the reproposed standard includes revisions to requirements for accumulating misstatements and the evaluation of uncorrected misstatements.

Audit Evidence - Discusses the auditor’s responsibilities for designing and performing audit procedures to obtain sufficient appropriate evidence to support the auditor’s opinion.  The new proposed standard addresses the principles for determining the sufficiency and appropriateness of audit evidence, as well as revised requirements regarding selecting items for testing.

Even under these more stringent standards, our conclusions about audit risk and materiality would have been the same.

The Company hereby confirms the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (727) 824-2800 with any other questions.

Sincerely,

Wayne Anderson